4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE COMPLETES PATIENT TREATMENT IN
THE PHASE II MATCHED STUDY

WINNIPEG, Manitoba - (July 14, 2005) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that the 16 week treatment period is complete for all patients in the Phase II MATCHED study. This study is evaluating Medicure’s lead combination product, MC-4232, in patients with coexisting type II diabetes and hypertension.

“The MATCHED trial is designed to demonstrate the clinical benefit of MC-4232 in the growing diabetic hypertensive patient population,” said Medicure’s President and CEO, Albert D. Friesen, PhD. “We are now focusing on data collection and analysis. We anticipate that the clinical results from this study will provide us with direction for our Phase III program with MC-4232. The results from the MATCHED study are expected to be available in late summer 2005.” added Dr. Friesen.

”As the incidence of diabetes and hypertension continue to increase, there is a significant medical need for therapeutics that can target the multiple risk factors associated with the coexistence of these diseases,” commented Dr. Yves Lacourciere, the principal investigator of the MATCHED trial. “I believe MC-4232 has the capability to reduce both cardiovascular and metabolic risk factors, thereby possessing significant potential in the treatment of coexisting diabetes and hypertension.”

MATCHED (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) is a randomized, double-blinded, placebo controlled, double-crossover trial of up to 120 patients having received MC-1 at doses of 100 mg, 300 mg or 1000 mg or placebo, given alone and in combination with a 20 mg dose of an ACE Inhibitor. The cross-over study design will provide information on the effectiveness of MC-1 alone and in combination with an ACE Inhibitor for 8 weeks in each treatment regimen, for a total treatment period of 16 weeks per patient. This study will assess MC-4232’s effect on several important parameters in diabetic hypertensive patients, including; glycated hemoglobin (HbA1c), triglycerides, and blood pressure.

This trial is being conducted under the guidance and direction of an internationally recognized hypertension expert, Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec. Dr. Lacourcière has led numerous important hypertension studies and serves as a scientific advisor to several leading pharmaceutical companies.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

       Cardiovascular focused pipeline: a global market of over US $70 billion
       Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
       Two positive Phase II trials completed
       Unique products addressing major markets not adequately served by existing drugs
       Second combination product, MC-4262 is entering development stage
       Dual action anti-thrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com